April 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Hanover Bancorp, Inc.

Registration Statement on Form S-4 (File No. 333-252262)

Request for Acceleration of Effectiveness

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the general Rules and Regulations under the Securities Act of 1933, as amended, and in connection with the offering described in the Prospectus contained in the above-captioned Registration Statement, Hanover Bancorp, Inc. (the “Company”) hereby requests that the above-captioned Registration Statement be declared effective at 5:01 p.m. Eastern Daylight Time on Tuesday, April 20, 2021 or as soon thereafter as practicable.

In making the foregoing request, we hereby acknowledge that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

HANOVER BANCORP, INC.

By:	/s/ Michael P. Puorro

Name:	Michael P. Puorro

Title:	Chairman and CEO